SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file Number: 0-22334

LODGENET ENTERTAINMENT CORPORATION 401(K) PLAN

(Title of the Plan)

LODGENET ENTERTAINMENT CORPORATION

(Name of Issuer of the Securities Held Pursuant to the Plan)

DELAWARE	46-0371161

(State of Incorporation)	(IRS Employer Identification Number)

3900 West Innovation Street, Sioux Falls, South Dakota 57107

(Address of Principal Executive Offices)

(605) 988-1000

(Registrant’s Telephone Number, including Area Code)

INDEX

PAGE
Form 11-K cover page for the LodgeNet Entertainment Corporation 401(k) Plan	Cover
Index	2
Signature	3
FINANCIAL STATEMENTS AND EXHIBITS
The following financial statements of the LodgeNet Entertainment Corporation 401(k) Plan for the time periods specified below are submitted herewith together with the independent auditor’s report thereon:

Report of independent registered public accounting firm	4
Statement of net assets available for benefits December 31, 2004 and 2003	5
Statement of changes in net assets available for benefits year ended December 31, 2004	6
Notes to financial statements December 31, 2004 and 2003	7
Schedule of assets (held at end of year) December 31, 2004	11
Exhibit 23-Consent of independent registered public accounting firm	12

All other schedules are omitted since the required information is not present, or is not present in the amounts sufficient to require submission of a schedule; or because the information required is included in the financial statements and notes thereto.

Signature

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LodgeNet Entertainment Corporation 401(k) Plan (Name of Plan)
Date: June 27, 2005	/s/ Scott C. Petersen
Scott C. Petersen
President, Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
LodgeNet Entertainment Corporation 401 (k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of LodgeNet Entertainment Corporation 401 (k) Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
May 13, 2005

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

Statement of net assets available for benefits

As of December 31

	2004	2003
Investments, at fair value	$19,846,335	$15,834,510

Net assets available for benefits	$19,846,335	$15,834,510

The accompanying notes are an integral part of these financial statements.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

Statement of changes in net assets available for benefits

For the year ended December 31

2004
Investment income
Interest and dividend income	$302,360
Net appreciation of investments	1,403,358

Total investment income	1,705,718

Contributions
Participant	2,118,331
Employer	792,754
Rollover	70,088

Total contributions	2,981,173

Distributions to participants	(675,066)

Net increase	4,011,825
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,834,510

End of year	$19,846,335

The accompanying notes are an integral part of these financial statements.

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

Notes to financial statements

December 31, 2004 and 2003

1 Description of the Plan

The following is not a comprehensive description of LodgeNet Entertainment Corporation 401(k) Plan (the Plan) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General and Eligibility

The Plan is a contributory defined contribution plan covering all eligible full and part-time employees of LodgeNet Entertainment Corporation (the “Company”). Employees become eligible to make 401(k) pre-tax contributions to the Plan beginning on January 1, April 1, July 1 or October 1 immediately following completion of three consecutive months of service and attaining age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code (the “Code”).

Plan Operations

The Company functions as the plan sponsor and administrator. FASCorp is utilized as record keeper and SunTrust Bank is utilized as trustee and asset custodian of the Plan.

Contributions

The maximum percentage of compensation an employee may contribute to the Plan is 50 percent, with an annual maximum contribution as provided by the Code. Participants may also rollover amounts representing distributions from other qualified plans into the Plan. Amounts contributed are invested at the discretion and direction of plan participants in any of the Plan’s investment options, one of which is to invest in the common stock of the Company.

The Company may make a discretionary match of participant contributions equal to 50 percent of the first 6 percent of each participant’s eligible contribution for the plan year. Amounts contributed are allocated among the investment funds in the same manner as participant contributions. During 2004, the Company made this discretionary match.

The Company may make additional discretionary contributions to the Plan. In a year in which the Company chooses to make discretionary contributions, the contributions will be allocated based upon a participant’s proportionate share of total compensation for all participants. There were no additional discretionary contributions in 2004.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution and additional discretionary contribution portions of participant accounts plus actual earnings thereon is based on years of service. A participant is 100 percent vested after five years of credited service based on the following percentages:

Percent vested
Less than one year of service	0%
One year but less than two	20
Two years but less than three	40
Three years but less than four	60
Four years but less than five	80
Five years or more	100

If a participant dies or becomes disabled while still employed by the Company, his or her entire plan account balance becomes 100 percent vested.

Forfeitures

Forfeitures of the nonvested account balances result from participants who withdraw from the Plan before becoming fully vested in employer contributions and earnings thereon. Forfeitures are used to reduce future employer contributions. No forfeitures were utilized in 2004, and forfeitures available for future utilization were approximately $35,000 at December 31, 2004.

Participant Loans

Participants may borrow funds from the Plan up to 50 percent of their vested balance at an interest rate of 1 percent over the prime interest rate. The prime interest rate will be determined as of the first business day of each month. Loans will not be granted in amounts less than $1,000 or greater than $50,000. Loans are evidenced by a promissory note and have a repayment period of up to five years, unless the loan qualifies as a home loan for which the repayment term is up to 15 years. At December 31, 2004, interest rates on loans range from 5.00 percent to 9.00 percent, and are due at various dates through August 2019.

Distribution of Benefits

Upon retirement, death, disability, termination of employment or attainment of age 62, a participant, or a participant’s beneficiary in the case of death, may receive the vested portion of the amount credited to the participant’s account by a lump-sum payment.

Account Balances

Each participant’s account is credited with the participant’s contributions and an allocation of Company contributions and Plan earnings. Plan earnings are allocated based on participant account balances as defined. Participants may invest their contributions, and redirect their account balances among the various fund options, including a Company stock fund, on a daily basis. Company contributions are invested in the same investment options as the participant contributions. There are no restrictions on transfers among the various investment options.

2  Summary of Significant Accounting Policies

The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments, other than loans, are recorded at fair value as determined by SunTrust Bank, the trustee of the Plan, by reference to quoted market prices as of December 31, 2004 and 2003. Participant loans are valued at estimated fair value, consisting of principal outstanding and any related accrued interest.

Investment income is recorded when earned. Dividend income is recorded on ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments.

Plan Expenses

Administrative expenses of the Plan are paid by the Company.

Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for investments that, in general, are exposed to various risks, such as interest rates, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

3  Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2004	2003
Mutual Funds
SunTrust Retirement 500 Index Fund Class B	$2,686,610	$2,333,963
MFS Massachusetts Investors Growth Fund	2,564,097	2,123,926
Templeton Growth Fund	2,140,471	1,568,616
T. Rowe Price Growth Stock Fund — R	1,773,518	—
SunTrust Retirement Stable Asset Fund	1,622,296	1,246,943
STI Classic Life Vision Growth & Income Fund	1,271,043	1,101,828
American Century Income and Growth Advisor	1,045,416	824,754
STI Classic Growth and Income Fund	800,191	627,045
Janus Adviser Capital Appreciation Fund	—	1,503,098
All other mutual funds investments, individually less than 5% of Plan assets	4,087,944	3,018,446

Total mutual funds	17,991,586	14,348,619
LodgeNet Entertainment Corporation Common Stock	1,088,445	938,203
Participant loans receivable	766,304	547,688

	19,846,335	15,834,510

Net appreciation of investments for the year ended December 31, 2004 consisted of the following:

Mutual funds	$1,388,938
Common stock	14,420

$1,403,358

4  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become fully vested in their accounts and assets will be distributed in accordance with the Plan document.

6  Party-in-Interest Transactions

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in the securities of the Company.

Participant contributions are invested in one or more of the investment fund options under the Plan, including stock of LodgeNet Entertainment Corporation and investment funds under the trustee’s control. In 2004, the amount of such purchases and sales of funds managed by the trustee and of the Company’s stock were as follows:

	Purchases	Sales
Sun Trust mutual funds	$1,293,717	$879,277
LodgeNet Entertainment Corporation Common Stock	841,641	703,752
STI Classic	1,199,693	731,796

LODGENET ENTERTAINMENT CORPORATION 401(k) PLAN

(Employer identification number: 46-0371161) (Plan number: 001)

Schedule H, line 4i — Schedule of Assets (Held At End of Year)

As of December 31, 2004

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment, Including Maturity
	Lessor or Similar	Date, Rate of Interest, Collateral Par or
	Party	Maturity Date	Cost **	Current Value
	American Century	Income & Growth Advisor		$1,045,416
	Dreyfus	Premier New Leaders Fund		554,786
	Dreyfus	Premier Small Cap Value — A		151,393
	Dreyfus	Premier Technology Growth Fund		315,717
	Federated	Capital Appreciation Fund A		200,878
	Franklin	Small-Mid Cap Growth Fund		719,955
	MFS Massachusetts	Investors Growth Fund		2,564,097
	MFS Massachusetts	Mid Cap Growth Fund		256,700
	MFS Massachusetts	Research International Fund — A		281,839
*	STI Classic	Growth & Income Fund		800,191
*	STI Classic	International Equity Index		212,659
*	STI Classic	Investment Grade Bond		528,807
*	STI Classic	Life Vision Aggressive Growth		195,640
*	STI Classic	Life Vision Growth & Income Fund		1,271,043
*	STI Classic	Life Vision Moderate Growth		289,695
*	STI Classic	Short-Term Bond		379,875
*	SunTrust Retirement	500 Index Fund Class B		2,686,610
*	SunTrust Retirement	Stable Asset Fund		1,622,296
	Templeton	Growth Fund		2,140,471
	T. Rowe Price	Growth Stock Fund — R		1,773,518
*	LodgeNet Entertainment Corporation	Common Stock		1,088,445
*	Participant Loans	Interest ranging from 5.00 percent to 9.00 percent, due at various dates through August 2019		766,304

	Total investments			$19,846,335

*	Denotes party-in-interest to the Plan.

**	Historical cost information is not required for participant-directed investments under ERISA.